UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number

001-16485

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	July 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Krispy Kreme Doughnuts, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

370 Knollwood Street, Suite 500

Address of Principal Executive Office (Street and Number)

Winston-Salem, North Carolina 27103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Krispy Kreme Doughnuts, Inc. (the "Company") is unable to file timely a quarterly report on Form 10-Q for the quarter ended July 31, 2005 (the second quarter of fiscal 2006) because there are ongoing analyses related to the proper application of generally accepted accounting principles (“GAAP”) to certain transactions which occurred in fiscal 2005 and earlier years. Until such analyses are complete, the Company is unable to finalize its financial statements for the second quarter of fiscal 2006.

The results of the analyses completed to date caused the Company to conclude that its previously issued financial statements for fiscal 2004 and certain earlier years, and for the first three quarters of fiscal 2005, should be restated. The Company has discussed these matters, including the need to restate its historical financial statements, with its independent registered public accounting firm. The Company currently is in the process of finalizing the restatement adjustments it has identified and completing its analyses of certain other accounting matters in order to determine if additional restatement adjustments are necessary. In addition, the Company is finalizing its financial statements for fiscal 2005, including impairment testing of intangible assets, and anticipates that a significant, non-cash impairment charge will be reflected in fiscal 2005 earnings. The foregoing matters are more fully described in the Company’s Current Report on Form 8-K filed August 10, 2005, which contains a summary of the report of the independent investigation of the Special Committee of the Board of Directors of the Company and a press release relating to the Special Committee’s report, financial statement adjustments, recent operating results, liquidity and capital resources and material weaknesses in internal control over financial reporting. It is possible that additional accounting matters could be identified requiring additional adjustments. As previously disclosed in its Current Report on Form 8-K filed on August 10, 2005, the Company has not yet completed its assessment of internal control over financial reporting; however, management has concluded that material weaknesses existed as of January 30, 2005. The Company has not yet filed its Annual Report on Form 11-K for the period ended December 31, 2004, its Quarterly Report on Form 10-Q for the quarter ended May 1, 2005, its Annual Report on Form 10-K for the year ended January 30, 2005, or its Quarterly Report on Form 10-Q for the quarter ended October 31, 2004 (such reports, together with the Quarterly Report on Form 10-Q for the quarter ended July 31, 2005, the “Exchange Act Reports”).

The Company intends to complete work on both the restatement adjustments and the fiscal 2005 financial statements, and to file the Exchange Act Reports, at the earliest practicable date.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Michael C. Phalen (336) 733-3707

(Name) (Area Code) (Telephone Number)

2.            Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 11-K for the period ended December 31, 2004.

Quarterly Report on Form 10-Q for the period ended May 1, 2005.

Annual Report on Form 10-K for the period ended January 30, 2005.

Quarterly Report on Form 10-Q for the period ended October 31, 2004.

3.            Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Annex A attached hereto.

                   Krispy Kreme Doughnuts, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 12, 2005	By: /s/ Michael C. Phalen Name: Michael C. Phalen Title: Chief Financial Officer

ANNEX A

Results for the second quarter of fiscal 2006 were adversely affected by significant sales declines compared to the second quarter of fiscal 2005. For the quarter ended July 31, 2005, systemwide and Company average weekly sales per factory store decreased approximately 18% and 20%, respectively, compared to the second quarter of fiscal 2005, which ended August 1, 2004.

On a preliminary basis, the Company expects to report second quarter revenues of approximately $140 million, a 21% decrease from revenues of $177.4 million previously reported for the second quarter of fiscal 2005. After making restatement adjustments relating to KremeKo in the second quarter of fiscal 2005 (adding KremeKo revenues to previously reported revenues as a result of having concluded that KremeKo's results of operations should have been consolidated commencing with the second quarter of fiscal 2005), the revenue decline will increase from that set forth above. The decrease from the comparable quarter of the prior year principally reflects lower average sales per store and lower sales to franchisees from the Company’s Manufacturing and Distribution segment. The Company's financial results also are being adversely affected by the substantial costs associated with the legal and regulatory matters previously disclosed by the Company. The Company expects to report a net loss for the second quarter of fiscal 2006.

Systemwide average weekly sales per factory store is a non-GAAP financial measure. Systemwide sales data include sales at all Company and franchise stores. The Company believes systemwide sales information is useful in assessing the Company's market share and concept growth.